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Filed by Georgia-Pacific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Fort James Corporation
Commission File No. 333-44112

                                                              Release No. C-1640
                                                              Nov. 27, 2000

              GEORGIA-PACIFIC COMPLETES ACQUISITION OF FORT JAMES,
              ----------------------------------------------------
                    BECOMES WORLD'S LEADING TISSUE PRODUCER
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         Great brands and great people are hallmarks of combined assets

     ATLANTA - Georgia-Pacific Corp. (NYSE: GP) today announced it has completed its acquisition of Fort James Corp. (NYSE:FJ), making Georgia-Pacific the leading global producer of tissue products and vaulting the forest products company significantly forward in its transformation strategy.

     With completion of its exchange offer for Fort James last week and filing of a merger agreement today, Georgia-Pacific will begin operating and integrating the acquired company immediately under the Georgia-Pacific name.

     "This is a milestone event for Georgia-Pacific," said A.D. "Pete" Correll, Georgia-Pacific chairman and chief executive officer. "We have always been a company of change, but today we are transforming into a new company. In a single dramatic step, we are bringing together great people and great brands from both companies. This combination creates the leading tissue provider, serving customers and consumers across North America and Europe from the world's largest tissue-manufacturing base."

     Correll said the Fort James acquisition was a significant component of Georgia-Pacific's ongoing transformation strategy, which includes the previously announced separation of its timberlands and divestiture of selected commodity and non-strategic businesses going forward.

     "This action and other steps we are taking are rapidly changing Georgia-Pacific's portfolio of assets," Correll said. "By moving up the value chain and sharpening our focus on higher-margin businesses that are closer to the customer, we are intent on adding more value for our shareholders. The transformed Georgia-Pacific will be able to focus on those paper and building products that are value-added and fit our strategic direction."

     The addition of Fort James' well-known brands and operations, together with the strengths of the fast-growing tissue business already operated by Georgia-Pacific, extends the company's reach into attractive consumer markets. Familiar North American consumer name brands produced by these companies include Quilted Northern, Brawny, Soft `N Gentle, Angel Soft, Sparkle, Coronet, Mardi Gras, So-Dri, Green Forest, Vanity Fair and Dixie. Combined revenues exceeded $24.8 billion last year and employees total more than 85,000 worldwide.

     "With its dual legacies of Fort Howard and James River, Fort James was a company with wonderful, well-known trademark products such as the nearly 100-year-old Northern bath tissue brand. It also provides us with Dixie, which makes cups, plates and other convenience products that are so popular in the American home," said Correll. "At the same time, many people don't know that Georgia-Pacific is the maker of Angel Soft bath tissue and Sparkle paper towels. These two products are both among the fastest-growing brands in their categories and part of a decade of clear success Georgia-Pacific has achieved in the tissue business."

     Correll said the combination gives Georgia-Pacific the capability to deliver low-cost manufacturing excellence and superior marketing and brand-building expertise. "We are uniting talented people who can successfully execute a North American consumer product strategy and significantly enhance our overall portfolio value," he said. "The European business will provide us with future opportunities as we improve its returns similar to those achieved in North America."

Georgia-Pacific Consumer Products Leadership Announced
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     In assuming Fort James' assets and operating them under the Georgia-Pacific name, the company today announced a leadership team for its newly formed consumer products business segment. "We have formed a highly experienced and able top management team that will manage the integration process, propel our consumer products business forward, and compete aggressively in all of our consumer categories," Correll said.

     Lee M. Thomas, Georgia-Pacific's executive vice president - packaged products, will focus exclusively on the companies' combined consumer products businesses and become president - consumer products. Prior to the Fort James merger, Thomas had responsibility for tissue, communication papers and chemicals. Recently, he oversaw the successful integration of Unisource Worldwide and Wisconsin Tissue into Georgia-Pacific.

     Michael C. Burandt, Georgia-Pacific's senior vice president - packaged products, will become president - North American consumer products. Former Fort James executives assuming top Georgia-Pacific leadership roles include George F. Hartmann, president - North American commercial products; John F. Lundgren, president - European consumer products; William Schultz, president - Dixie operations; and Paul Fredrickson, senior vice president - operations support.

     Correll said the consumer products leadership team will concentrate on building a new, strongly customer-focused global consumer products organization, reducing overhead costs and achieving efficiencies via a thorough transition process.

     "We will integrate these businesses as effectively as possible, carefully building on the success we've had in managing our recent integrations," Correll said. "At the same time, all aspects of Georgia-Pacific are being pointed toward transformation in a way that will leverage our strengths and help improve the economics of all the forest products businesses in which we operate. As we seek ways to continuously improve our portfolio, reduce debt and provide greater levels of more stable and predictable cash flows within our company, I am confident that a stronger, more focused Georgia-Pacific is emerging."

     Founded in 1927 and headquartered today at Atlanta, Georgia-Pacific (www.gp.com) is one of the world's leading manufacturers and distributors of paper and building products. In addition to its consumer products business, the company manufactures office and communication papers, containerboard and packaging, pulp and chemicals. Its Unisource Worldwide subsidiary is a comprehensive distribution source for printing and imaging paper, packaging and maintenance supplies. Georgia-Pacific also operates a building products distribution segment that has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. For the past seven years, Georgia-Pacific has been the safest large forest products company in the industry.

Media
Contact:  Ken Haldin
          (404) 652-6098

          Mark Lindley
          (847) 317-5280

Analyst
Contact:  Richard Good / Georgia-Pacific
          (404) 652-4720

          Celeste Gunter / Fort James
          (804) 662-8307